UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2023

Commission File Number 001-40695

Dole plc
(Exact name of registrant as specified in its charter)

29 North Anne Street
Dublin 7 D07 PH36
Ireland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☒ Form 20-F ◻ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Submission of Matters to a Vote of Security Holders

On June 26, 2023, Dole plc (the “Company”) held its 2023 Annual General Meeting (the “AGM”). The proposals presented at the AGM are described in the Company’s proxy statement for the AGM filed with the Securities and Exchange Commission on May 17, 2023. The final voting results were as follows:
Proposal 1 – Election of Directors
Shareholders elected each of the following director nominees for a three-year term as follows:

Directors	For	Against	Abstain	Broker Non-Votes
Jacinta Devine	44,837,319	8,213,231	367,619	13,534,235
Johan Lindén	52,578,034	468,763	371,372	13,534,235
Jimmy Tolan	48,907,656	4,139,846	370,667	13,534,235
Kevin Toland	52,578,733	468,663	370,773	13,534,235

Proposal 2 – Ratification of auditors
Shareholders ratified the selection of KPMG LLP as auditors of the Company and authorized the Audit Committee of the Board of Directors of the Company to fix the remuneration of KPMG as statutory auditors for the fiscal year ending December 31, 2023 as follows:

For	Against	Abstain	Broker Non-Votes
65,734,885	832,887	384,632	0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2023	DOLE PLC (Registrant)

By: /s/ Jacinta Devine
Name: Jacinta Devine
Title: Chief Financial Officer